Exhibit 12.1
NEENAH ENTERPRISES, INC.
NEENAH FOUNDRY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(in Thousands)

	For the Years Ended September 30,
	2008		2007		2006	2005	2004
Earnings to fixed charges calculation (1)

Income (loss) from continuing operations before income taxes	$(17,173)		$(22,747)		$25,006	$18,504	$7,495
Fixed charges	33,344		32,695		34,384	34,392	34,392

	$16,171		$9,948		$59,390	$52,896	$41,887

Fixed charges:

Interest expense	$32,469		$31,700		$33,410	$33,419	$33,392
Interest portion of rent expense	875		995		974	973	1,000

	$33,344		$32,695		$34,384	$34,392	$34,392

Ratio of earning to fixed charges	N/A	(2)	N/A	(2)	1.73	1.54	1.22

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(2)	Earnings were insufficient to cover fixed charges for the years ended September 30, 2008 and 2007 by $17.2 million and $22.7 million, respectively.